May 16, 2008

Mark Shannon
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Your Letter, dated May 9, 2008, regarding Datascension, Inc.’s Form 10-KSB, filed with the Commission, for the Year Ended, December 31, 2007

Dear Mr. Shannon:

The purpose of this letter is to acknowledge receipt of your comment letter and to confirm that we intend to respond to your comments and file via EDGAR both a response letter and amended Form 10-KSB on or before June 6, 2008.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Scott Kincer
Scott Kincer
CEO